February 24, 2009

Duc Dang, Attorney/Advisor

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of January 27, 2009

Form 10

Filed December 24, 2008

File No. 000-53538

Mr. Dang:

This correspondence is in response to your letter dated January 27, 2009 in reference to our filing of the Form 10 filed December 24, 2008 on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on February 23, 2009.

Item 1. Business, page 4

1. Please disclose the year and form of your organization, including an overview of your merger in 2006 as well as the recent transactions with PTS, Inc. Please see Item 101(h)(l) of Regulation S-K.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

2. Please expand your discussion of the two products you provide, AcTrak and DACTrak. For example, the video presentation posted on your website describes AcTrak and DACTrak as two separate products, however, you indicate in your disclosure that they have been “Blended” together. Please revise or advise.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Business Strategy, page 4

3. We note the sentence that beings with “clients for our expanded services include….” It is not clear if the sentence following it is meant to indicate that the noted sentence was just a list of potential clients or if there are potential clients in addition to those listed. Please revise to clarify if the listed clients and the success of such efforts.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Our Products and Services, page 4

4. Please disclose when your “do-it-yourself self service” product is expected to be available to customers.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

5. Please disclose the fees charged for your products and services.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

6. Please disclose how your current products and services are distributed. Please see Item 101(h)(4)(ii) of Regulation S-K.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Competitive advantages, page 5

7. We note the disclosure that your competitors generally charge higher prices than you. Please revise to clarify how you are aware of the prices your competitors charge.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

8. We note that your management believes you are a leading company in technology currently providing ADA inspections. Please revise to provide the reasonable basis for their belief. If no basis exists, please disclose such.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             9. We note you disclose that your competitors are architectural firms that provide design work. It would appear that they would be able to inspect, evaluate and provide design improvements to cure any violations with ADA rules and regulations. To provide balanced disclosure, please revise to clarify if you are able to provide such design service to your clients.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

10. We note your statement that “for the last 10 years, we have been at the forefront in the innovation and design of automating the ADA inspection process.” In other parts of the document, however, you indicate that you have a limited operating history. Please revise or advise.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

              Customers, page 6

11. We note your disclosure in Note 2 to your financial statements that one customer accounted for 54 percent of your revenue for the nine month period ended September 30, 2008. Please discuss your dependence on this customer and the material terms of your relationship with such customer and the material terms of your relationship with such customer in this business section.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Intellectual Property, page 6

12. We note that your product and service is technology based. Please tell us why you have not sought patent protection of your technology.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Government Regulation, page 6

13. Please provide us with highlighted copies the sources that you cite in footnotes 1 and 3 on page 6.

Answer: See attached.

Research and Development, page 6

14. Please provide an estimate of the amount spend during each of the last two fiscal years on research and development activities. Please see Item 101(h)(4)(x) of Regulation S-K for guidance.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Employees, page 7

             15.  You state that you only have one employee, but in your disclosure in the “Director and Executive Officers” section on page 17, it appears as if you have two employees, Mr. Peter Chin and Ms. Barbara Thorpe. Please revise and advise.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Office and Facilities, page 7

16. You state on page 11 that you also have an office in Northern California. Please disclose this location in this section and in the “Description of Properties” section on page 16.

Answer: Registrant has amended Item 3. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Item 1A. Risk Factors, page 7

17. We note the reference to a “trading price” in your introductory paragraph. It does not appear that your securities have a trading market. As such, please remove the reference to a trading price.

Answer: We have amended our Risk Factor as follows:

~~The trading price of our common stock could, in turn, decline, and you could lose all or part of your investment.~~

18. We note on page F-9 to Note 1 to your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors section. This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs and highlight that your current liabilities far exceed your current assets.

Answer: We have amended our Risk Factor on page 9 to include the wording for the “going concern” status.

Continuing as a Going Concern

The company has experienced recurring operating losses and we currently have a working capital deficiency. There is a possibility that our will not be sufficient to meet our operating costs. To date our liabilities have greatly exceeded our current assets. There is a substantial doubt that we can continue as a going concern.

Risk Factors Concerning Our Business and Operations, page 7

19. This risk factor discusses the same risk as the risk factor on page 8 that discusses the risk of dilution to shareholders through additional stock offering under the risk factor subheading. “We may need additional financing….” Please revise to combine the two risk factors.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Risk Factors Concerning Investment in Our Company, page 9

20. The risk of limited liquidity is already addressed by the second risk factor on this page highlighting the lack of a public market. Please revise the subheading here to briefly identify the specific risk related to market volatility, if one develops.

Answer: We have amended our heading to read as follows:

The market price of our common stock may fluctuate significantly in response to factors, and market volatility, some of which are beyond our control.

Item 2. Financial Information, page 10

Management’s Discussion and Analysis of Financial Condition….page 10

21. You state that your document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please advise why you believe you are eligible to take advantage of these safe harbors or revise to remove the references to the notes statutes.

Answer: We have deleted the erroneous mention of the Act as follows:

~~and Section 21E of the Securities Exchange Act of 1934~~

Overview, page 11

22. Please provide more information, including years and dates, to explain your “extensive history of accessibility compliance consulting.”

Answer: Registrant has amended Item 2. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Current Business Plan and Plan of Operation, page 11

23. Please disclose when you expect to complete expansion into Asia and what steps have been completed toward that expansion.

Answer: Registrant has amended Item 1. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

              Research and Development, page 12

24. We note that during 2008 you capitalized software development cost for products that had attained feasibility. We also note that you expensed similar costs in 2006 as feasibility had not been achieved. It appears that no such costs were incurred in 2007. Please confirm this is accurate. Also, tell us if any such costs were expensed in 2008 and if not clarify what changes between 2006 and 2008 in order to attain feasibility without any expenditures in 2007.

Answer: Registrant has amended Item 2. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

              Results of Operations, page 13

25. For each of the periods discussed, clarify the reasons for increases in both revenues and expenses. Also, identify and discuss any trends that are expected to continue in future periods. For example, stating that revenues increased due to additional inspections this too generic. It would be helpful to a potential investor to provide additional disclosure regarding the reasons why the number of inspections increased over prior periods.

5

Answer: Registrant has amended Item 2. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             26. You disclose that general and administrative expenses have increased due to increases and decreases in various expense categories. Please revise your disclosure to identify each of the various expense categories and provide separate discussion of increases and decreases for each item.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements

27. You disclose that you do not expect expenses to increase substantially in the coming twelve months and, at the same time, you expect to increase revenues. Please revise to disclose how you plan to achieve this goal.

Answer: Registrant has amended Item 2. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

28. In footnotes to the table in this section, please revise to clarify the voting interest that each person holds based on all their holdings so that shareholders can fully understand the named persons’ corporate influence. For instance, we note that the Series A Preferred Shares provide PTS, Inc. with 5 billion votes in addition to votes provided by its common share holdings.

Answer: We have amended our foot notes to Security Ownership table as follows:

~~1)     Unless noted otherwise, the address for all persons listed is c/o the Company at 3355 Spring Mountain Road, Suite 66, Las Vegas, NV 89102.~~

~~2)    The above percentages are based on 2,437,676,200 shares of common stock, 10,000,000 shares of Series B Preferred Stock and 8,000,000 shares of Series C Preferred Stock outstanding as December 15, 2008.~~

~~3)    Peter Chin may be considered the beneficial owner of shares owned by his wife, Sandy Chin.~~

1)     Unless noted otherwise, the address for all persons listed is c/o the Company at 3355 Spring Mountain Road, Suite 66, Las Vegas, NV 89102.

2)    The above percentages are based on 2,437,676,200 shares of common stock, 10,000,000 shares of Series B Preferred Stock and 8,000,000 shares of Series C Preferred Stock outstanding as December 15, 2008.

3)   Series A Preferred Stock has a voting right of 500:1. Every One (1) share of Preferred Series A Stock has the voting power of 500 common Shares. Except as otherwise required by law, each share of outstanding Series A Preferred Stock  shall entitle  the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation.

4)

Series C Preferred Stock has a voting right of 1:1 with a conversion right of 100:1.

5)    Peter Chin may be considered the beneficial owner of shares owned by his wife, Sandy Chin.

6)   PTS, Inc. is controlled by Peter Chin who is the beneficial owner of the 1,175,126,879 shares.

7)   Peter Chin beneficially controls 502,141,826,893 of fully diluted common stock. This represents 99.7% of the common voting stock on a fully diluted basis.

8)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

             29. Please revise to identify the nature person that is the beneficial owner of the securities held by PTS, Inc.

Answer: Registrant has amended Item 4. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

              Item 5. Directors and Executive Officers, page 17

30. Please revise to biographical disclosure of each person to disclose their terms in the offices held with you.

Answer: Registrant has amended Item 5. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

31. Please revise to briefly discuss the line of business of International Building Technologies Group. Also, you only disclose PTS, Inc. as a holding company. Please revise to clarify the business conducted by the companies held by PTS, Inc.

Answer: Registrant has amended Item 5. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             32. Please revise to clarify that Mr. Phillip Flaherty was self employed while serving as a consultant.

Answer: Registrant has amended Item 5. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

            33. We note your disclosure indicates that only Mr. Chin receives compensation for serving as your officer. Please revise to clarify how your president and other directors are compensated for serving in their roles. If they are not compensated, please revise to explain why they serve in their respective positions absent such compensation or significant security holdings in you.

Answer: Registrant has amended Item 5. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Item 6. Executive Compensation, page 18

34. Please provide a narrative description of stock award provided to Mr. Chin. Please see item 402(o) of Regulation S-K for guidance.

Answer: Registrant has amended Item 6. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

35. Please update this disclosure with your 2008 compensation arrangements.

Answer: Registrant has amended Item 6. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Director compensation, page 18

36. Please provide compensation information for all directors. Please see Item 402(r) of Regulation S-K.

Answer: Registrant has amended Item 6. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Item 7. Certain Relationships and Related Transactions, page 19

37. Please provide the information required by Item 407(a) of Regulation S-K.

Answer: Registrant has amended Item 9. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

Item 9. Market Price of Dividends of Our Common Equity…., page 19

38. Please update your disclosure in this section to provide for the last quarter ended December 31, 2007. Such update should clarify that your quotation has been discontinued by the Pink Sheets and discuss the reasons they have provided for such discontinuance. Furthermore, please note that limited or sporadic quotations do not constitute an established public trading market.

Answer: Registrant has amended Item 9. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             39. Please include a footnote to disclose that during the quarter ended March 31, 2008, the Securities and Exchange Commission ordered a suspension of the trading of your securities.

Answer: Registrant has amended Item 9. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             40. Please provide the information required by Item 201(d) of Regulation S-K.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Item 10. Recent Sales of Unregistered Securities, page 20

41. Please revise to provide the dates of issuance and identify the purchasers and the exemption relied upon when conducting the unregistered transactions. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of Regulation S-K.

Answer: Registrant has amended Item 10. in the Form 10 Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information.

             42. We note on page F-23 that PTS, Inc. distributed 126,189,788 shares of its shareholders on a pro rata basis. Please explain the basis for not registering the note transaction.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Item 11. Description of Registrant’s Securities to be Registered, page 20

43. Please provide all information, such as dividend and voting rights, as required by Item 201 of Regulation S-K as to each class of security.

Answer: Registrant has amended Item 11. in the Form 10-K Amendment No. 1 filed on February 23, 2009 in a manner that provides additional information

Note to Consolidated Financial Statements

Consolidated Statement of Operations, page 20

44. We note that you have presented all expenses as general and administrative expenses. Please revise to include separate line items for selling expenses and costs of sales.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Consolidated Statement of Cash Flows, page F-21

45. Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in the rest of your financial statements.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Note 1 – Organization and Nature of Operations, page F-23

46. You disclose that Disability Access Consultants (“DAC”) entered into an agreement and plan of merger with Disability Access Corporation (“DBYC”) on October 17, 2006. However, we note that DBYC was incorporated on November 9, 2006. Please tell us how it is possible that DBYC entered into such an agreement prior to being incorporated.

Answer: See Registrant’s amended Note 1 in the Form 10-K Amendment No. 1 filed on February 23, 2009.

47. We note the transactions that occurred between DBYC and Power-Save Corporation in November of 2006 and the transaction where DAC became a wholly owned subsidiary of DBYC. We also note the transaction between PTS, Inc., a publicly held corporation, and DAC sometime in 2006. We do not follow the transactions. Please revise to provide details of each transaction and the order that each transaction occurred. It appears that the operations presented are for Disability Access Consultants, which is a wholly owned subsidiary of Disability Access Corporation.

Answer: See Registrant’s amended Note 1 in the Form 10-K Amendment No. 1 filed on February 23, 2009.

48. In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-26

49. Your disclosure indicates that a percentage of revenue is recognized upon the award of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

Answer: Registrant has amended the Form 10 Amendment No. 1 filed on February 23, 2009 to  incorporate revised disclosure.

50. We note that you earn revenue from multiple types of services. Please clarify your policies regarding revenue recognition and how you determine that the criteria in SAB Topic 104 have been satisfied for each of the services you perform.

Answer: Registrant has amended the Form 10 Amendment No. 1 filed on February 23, 2009 to  incorporate revised disclosure.

Note 6 – Convertible Preferred Stock and Debentures, page F-15

51. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Note 6 – Convertible Preferred Stock and Notes Payable, page F-29

52. Your disclosure on this page indicates that on January 1, 2008 certain debentures and accrued interest were combined into new debentures totaling $104,821 which are convertible at a 50 percent discount into your common stock. However, your interim disclosure on page F-14 indicates that the new debentures are convertible at a 30 percent discount into either your stock or that of PTS, Inc. at the option of the holder. Please tell us which disclosure is accurate and revise accordingly.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

53. Related to the comment above, please tell us how the conversion feature of the new debentures is accounted for and how a conversion into PTS, Inc. stock would be reflected in your financial statements.

Answer: Response will be addressed with the Form 10 Amendment No. 2 including the December 31, 2008 year end audited financial statements.

Exhibit, page 22

54. Please file a list of your subsidiaries as an exhibit.

Answer: Registrant has amended the Form 10 Amendment No. 1 filed on February 23, 2009 to  incorporate Exhibit 21.

Signatures

55. The signature establishes your officer’s responsibility for the disclosure in this document. As such, please revise to have the signatures appear at the end of this registration statement.

Answer: See Form 10 Amendment No. 1 filed on February 23, 2009 including signatures at the end of the registration statement.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer